Exhibit 12.1

TREVENA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Three Months Ended March
	2013	2014	2015	2016	2017	31, 2018

Determination of earnings
Income/(loss) before income taxes	$(23,251)	$(49,701)	$(50,528)	$(102,994)	$(71,865)	$(9,021)
Add:
Fixed Charges	303	234	531	1,927	3,232	829
Total Earnings/(loss)	$(22,948)	$(49,467)	$(49,997)	$(101,067)	$(68,633)	$(8,192)

Fixed charges:
Interest expense and amortization of debt discount and deferred financing costs	$150	$71	$334	$1,738	$2,781	$678
Estimated interest component of rent expense	153	163	197	189	451	151
Total fixed charges	$303	$234	$531	$1,927	$3,232	$829

Ratio of earnings to fixed charges (1)

Deficiency of earnings to cover fixed charges	$23,251	$49,701	$50,528	$102,994	$71,865	$9,021

(1) For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.